April 27, 2005

Mail Stop 0409

Douglas Neve
Executive Vice President and Chief Financial Officer
Ceridian Corporation
3311 East Old Shakopee Road
Minneapolis, MN  55425

Re:	Item 4.02 Form 8-K
	Filed April 12, 2005
	File No. 1-15168

Dear Mr. Neve:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.
1. Please amend your report to include the following information required by Item 4.02(a) of Form 8-K:

* a brief description of the facts underlying the conclusion to the extent known to you at the time of filing; and

2. We note that you intend to file restated financial statements.
However you have not indicated how or when you intend to do so.
Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

	You should file an amendment to the Form 8-K in response to these comments on or before May 4, 2005.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions, please call me at (202) 824-5346.



							Sincerely,



							Kristi Beshears
							Staff Accountant